Filed by: New NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: Columbia Energy Group
                                Registration Statement File No. 333-33896

        On July 13, 2000, NiSource and Columbia announced that the Pennsylvania Public Utility Commission has approved the merger and that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired. The text of the joint press release follows:

                             Joint Press Release
                                July 13, 2000


   NEWS RELEASE
                                                                CONTACTS:
                            MEDIA
                            -----
   DRAFT FOR APPROVAL       NiSource   Sally A. Anderson (219) 647-6203
   7/12/00 2 p.m.           Columbia - R.A. Rankin, Jr. (703) 561-6044

                            INVESTOR RELATIONS
                            ------------------
                            NiSource - Dennis Senchak (219) 647-6085
                            Columbia - Thomas L. Hughes (703) 561-6001

      PENNSYLVANIA PUC APPROVES NISOURCE-COLUMBIA ENERGY GROUP MERGER,
                  HART-SCOTT-RODINO WAITING PERIOD EXPIRES

        MERRILLVILLE, Ind., and HERNDON, Va. (July 13, 2000)-NiSource Inc. and Columbia Energy Group today reported continued progress on the completion of important state and federal reviews of their proposed merger.

        The Pennsylvania Public Utilities Commission (PUC) today unanimously approved the merger, bringing the number of necessary state actions to eight of nine required.

        The transaction also has cleared the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act at the U.S. Department of Justice and the Federal Trade Commission. The Act requires federal antitrust agencies to review mergers of a certain size.

        The NiSource/Columbia transaction, announced February 28, is expected to close by the end of the year. The combined company will serve more than 4 million customers primarily located in nine states. Its operations will span the high-growth energy corridor extending from the Gulf of Mexico to Chicago to New England, creating the largest natural gas distributor east of the Rockies, with wholesale and retail electric operations.





        "We are gratified by this timely state and federal regulatory consideration given to our proposal to create a super-regional energy enterprise with access to strategic and operational opportunities that will benefit current and future energy markets," said Gary L. Neale, NiSource chairman, president and chief executive officer.

        Oliver G. Richard III, chairman, president and chief executive officer of Columbia Energy Group, said, "We are pleased with these actions, which will help NiSource and Columbia continue to keep the merger process on track. Delivering outstanding service and strong value to our customers will continue to be major goals of Columbia's natural gas distribution companies."

        Approval by the Pennsylvania PUC followed a comprehensive settlement agreement filed June 22 with the commission, under which the groups who intervened in the original application recommended the merger's approval by the PUC. The intervenors included the Pennsylvania Offices of Consumer Advocate, Small Business Advocate, and Trial Staff; a group of large industrial customers; and a number of labor unions representing Columbia Energy Group employees.

        The Pennsylvania settlement agreement provides comprehensive customer benefits, including a freeze in base rates until Jan. 1, 2004. Columbia Gas of Pennsylvania will maintain its quality customer service and seek further improvements. The company also will track related performance levels for three years, retain its commitment to expand its customer assistance program, maintain current charitable contributions, and support civic efforts for the next five years.

        Additionally, Columbia Gas will maintain an organization and staffing plan that will ensure safe, reliable service to the more than 389,000 customers the company serves in 27 Pennsylvania counties and retain its headquarters in Pittsburgh.

        Approval is also required by other regulatory agencies, including the Virginia State Corporation Commission, the Federal Energy
   Regulatory Commission and the Securities and Exchange Commission. Shareholders of both companies approved the transaction in June.

        NiSource Inc. (NYSE: NI) is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Maine. More information about the company is available on the Internet at www.nisource.com

        Columbia Energy Group (NYSE: CG), based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as propane and petroleum product sales and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.





             This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the federal and state regulators.

             Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

             In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.



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